UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SPARK NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

84651P100

(CUSIP Number of Common Stock Underlying Class of Securities)

Joshua A. Kreinberg

General Counsel and Corporate Secretary

Spark Networks, Inc.

8383 Wilshire Boulevard, Suite 800

Beverly Hills, California 90211

(323) 658-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Katherine J. Blair, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

Calculation of Registration Fee

Transaction Valuation*	Amount of Filing Fee**
$3,986,463	$157

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 3,113,200 shares of the issuer’s common stock and have an aggregate value of $3,986,463 (based on an exercise price of $3.00 per share) calculated based on a Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00003930 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated December 2, 2008 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer is Spark Networks, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211 and the telephone number of its principal executive offices is (323) 658-3000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share. An option will be eligible for exchange if it has an exercise price per share greater than the closing price of our common stock as reported on the NYSE Alternext on the date the stockholders approve the stock option exchange (the “Eligible Options”) and was granted under the Company’s 2000 Executive Share Option Scheme, 2004 Share Option Scheme or 2007 Omnibus Incentive Plan (collectively referred to as the “Plans”). Optionholders tendering Eligible Options will receive in exchange new options (the “New Options”) to be granted under the 2007 Omnibus Incentive Plan (the “2007 Plan”). This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

The Exchange Offer is being made to certain key U.S. employees, including executive officers, who, as of the date the Exchange Offer commences, are actively employed by the Company and hold Eligible Options. These optionholders are collectively referred to as the “Eligible Optionholders.” As of November 11, 2008, the Eligible Optionholders consisted of 80 employees. To remain eligible to tender Eligible Options for exchange, and receive New Options, the Eligible Optionholders must continue to provide services to the Company on, and must not have received nor have given a notice of termination on or prior to, the date that the New Options are granted.

The information set forth in the Exchange Offer under “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Our Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of This Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning Us; Financial Information”); Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Plans and related option agreements included with the Exchange Offer and attached hereto as Exhibits (d)(1)–(d)(9) also contain information regarding the subject company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of This Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007; Part I, Item 1 (“Financial Statements and Notes to Consolidated Financial Statement”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008; and the financial information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Exchange Offer under “Risk Factors,” Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2) The information set forth in the Exchange Offer under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated December 2, 2008

(a)(1)(B)	Form of Announcement of Offer to Exchange

(a)(1)(C)	Election Form

(a)(1)(D)	Form of Eligible Option Information Sheet

(a)(1)(E)	Notice of Withdrawal

(a)(1)(F)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(G)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(H)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Election Form or Eligible Option Information Sheet Under the Exchange Offer

(a)(1)(J)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer

(a)(1)(K)	Form of Reminder Communication to Eligible Optionholders

(a)(1)(L)	Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008 and incorporated herein by reference

(a)(1)(M)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 13, 2008 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2000 Executive Share Option Scheme (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on March 10, 2005)

(d)(2)	Form of Option Agreement for 2000 Executive Share Option Scheme (incorporated by reference to Exhibit 10.3(a) of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on November 14, 2005).

(d)(3)	2004 Share Option Scheme (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on March 10, 2005)

(d)(4)	Form of Option Agreement for 2004 Share Option Scheme (incorporated by reference to Exhibit 10.2(a) of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on November 14, 2005)

(d)(5)	Amendments to 2000 and 2004 Option Schemes (incorporated by reference to Exhibit 10.3 of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(6)	Amendments dated November 25, 2008 to 2000 and 2004 Option Schemes re: change of control provisions

(d)(7)	2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(8)	Form of Stock Option Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(A) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(9)	Form of Restricted Stock Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(B) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(10)	Form of Restricted Stock Unit Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(C) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPARK NETWORKS, INC.

By:	/s/ Joshua A. Kreinberg
Name:	Joshua A. Kreinberg
Title:	General Counsel and Corporate Secretary

Date: December 2, 2008

Index to Exhibits

Exhibit	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated December 2, 2008

(a)(1)(B)	Form of Announcement of Offer to Exchange

(a)(1)(C)	Election Form

(a)(1)(D)	Form of Eligible Option Information Sheet

(a)(1)(E)	Notice of Withdrawal

(a)(1)(F)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(G)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(H)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Election Form or Eligible Option Information Sheet Under the Exchange Offer

(a)(1)(J)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer

(a)(1)(K)	Form of Reminder Communication to Eligible Optionholders

(a)(1)(L)	Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008 and incorporated herein by reference

(a)(1)(M)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 13, 2008 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2000 Executive Share Option Scheme (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on March 10, 2005)

(d)(2)	Form of Option Agreement for 2000 Executive Share Option Scheme (incorporated by reference to Exhibit 10.3(a) of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on November 14, 2005).

(d)(3)	2004 Share Option Scheme (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on March 10, 2005)

(d)(4)	Form of Option Agreement for 2004 Share Option Scheme (incorporated by reference to Exhibit 10.2(a) of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on November 14, 2005)

(d)(5)	Amendments to 2000 and 2004 Option Schemes (incorporated by reference to Exhibit 10.3 of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(6)	Amendments dated November 25, 2008 to 2000 and 2004 Option Schemes re: change of control provisions

(d)(7)	2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(8)	Form of Stock Option Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(A) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(9)	Form of Restricted Stock Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(B) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(10)	Form of Restricted Stock Unit Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(C) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(g)	Not applicable

(h)	Not applicable